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Exhibit 13.2

Share Information

        As at June 30, 2004, TCPL had 480,668,109 issued and outstanding common shares. In addition, there were 4,000,000 Series U and 4,000,000 Series Y Cumulative First Preferred Shares issued and outstanding as at June 30, 2004.

Selected Quarterly Consolidated Financial Data(1)

	2004		2003				2002
	Second	First	Fourth	Third	Second	First	Fourth	Third
	(unaudited)
	(millions of dollars except per share amounts)
Revenues	1,256	1,233	1,319	1,391	1,311	1,336	1,338	1,285
Net Income applicable to common shares
Continuing operations	388	214	193	198	202	208	180	175
Discontinued operations	—	—	—	50	—	—	—	—

	388	214	193	248	202	208	180	175

Share Statistics
Net income per share — Basic
Continuing operations	$0.81	$0.44	$0.40	$0.41	$0.42	$0.43	$0.37	$0.37
Discontinued operations	—	—	—	0.11	—	—	—	—

	$0.81	$0.44	$0.40	$0.52	$0.42	$0.43	$0.37	$0.37

Net income per share — Diluted	$0.81	$0.44	$0.40	$0.52	$0.42	$0.43	$0.37	$0.36

(1)
The selected quarterly consolidated financial data has been prepared in accordance with Canadian GAAP. Certain comparative figures have been reclassified to conform with the current year's presentation. For a discussion on the factors affecting the comparability of the financial data, including discontinued operations, refer to Note 1 and Note 18 of TCPL's 2003 audited consolidated financial statements included in TCPL's 2003 Annual Report.

Factors Impacting Quarterly Financial Information

        In the Gas Transmission business, which consists primarily of the company's investments in regulated pipelines, annual revenues and net earnings fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter over quarter revenues and earnings during any particular fiscal year remain fairly stable with fluctuations arising as a result of adjustments being recorded due to regulatory decisions and negotiated settlements with shippers and due to items outside of the normal course of operations.

        In the Power business, which consists primarily of the company's investments in electrical power generation plants, quarter over quarter revenues and net earnings are affected by seasonal weather conditions, customer demand, market prices, planned and unplanned plant outages as well as items outside of the normal course of operations.

        Significant items which impacted the last eight quarters' net earnings are as follows.

  •
  In first quarter 2003, TCPL completed the acquisition of a 31.6 per cent interest in Bruce Power, resulting in increased earnings in the Power business in 2004 and 2003 compared to 2002.

  •
  In first quarter 2003, TCPL reached a one-year Alberta System Revenue Requirement Settlement for 2003 which included a fixed revenue requirement component of $1.277 billion compared to $1.347 billion in 2002, resulting in lower earnings in the Transmission business in 2003 compared to 2002.

  •
  Second quarter 2003 net earnings included a $19 million positive after-tax earnings impact of a June 2003 settlement with a former counterparty that had previously defaulted under power forward contracts.

  •
  Third quarter 2003 net earnings included TCPL's $11 million share of a future income tax benefit adjustment recognized by TransGas de Occidente S.A.

  •
  First quarter 2004 net earnings included approximately $12 million of income tax refunds and refund interest.

  •
  Second quarter 2004 net earnings included gains related to Power LP of $187 million.

Forward-Looking Information

        Certain information in this quarterly report is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TCPL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by TCPL with Canadian securities regulators and with the United States Securities and Exchange Commission. TCPL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Income

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(unaudited) (millions of dollars)
Revenues	1,256	1,311	2,489	2,647
Operating Expenses
Cost of sales	152	189	279	369
Other costs and expenses	400	382	774	809
Depreciation	232	217	464	432

	784	788	1,517	1,610

Operating Income	472	523	972	1,037
Other Expenses/(Income)
Financial charges	199	205	394	409
Financial charges of joint ventures	16	23	30	45
Equity income	(59)	(26)	(117)	(84)
Interest and other income	(17)	(22)	(32)	(35)
Gains related to Power LP	(197)	—	(197)	—

	(58)	180	78	335

Income from Continuing Operations before Income Taxes and Non-Controlling Interests	530	343	894	702
Income Taxes
Current	131	74	238	136
Future	(2)	53	21	127
Non-Controlling Interests	—	—	6	—

Net Income	401	216	629	439
Preferred Securities Charges	8	9	16	18
Preferred Share Dividends	5	5	11	11

Net Income Applicable to Common Shares	388	202	602	410

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(unaudited) (millions of dollars)
Cash Generated From Operations
Net income	401	216	629	439
Depreciation	232	217	464	432
Future income taxes	(2)	53	21	127
Gains related to Power LP	(197)	—	(197)	—
Equity income in excess of distributions received	(39)	(8)	(90)	(59)
Other	(5)	(44)	(14)	(48)

Funds generated from operations	390	434	813	891
(Increase)/Decrease in operating working capital	(30)	33	(72)	25

Net cash provided by continuing operations	360	467	741	916
Net cash used in discontinued operations	(8)	(88)	(10)	(84)

	352	379	731	832

Investing Activities
Capital expenditures	(93)	(107)	(194)	(183)
Acquisitions, net of cash acquired	(14)	(3)	(14)	(412)
Disposition of assets	408	—	408	—
Deferred amounts and other	32	(47)	(13)	(65)

Net cash provided by/(used in) investing activities	333	(157)	187	(660)

Financing Activities
Dividends and preferred securities charges	(158)	(149)	(306)	(288)
Notes payable repaid, net	(72)	(291)	(301)	(82)
Long-term debt issued	—	475	665	475
Reduction of long-term debt	(25)	(50)	(501)	(59)
Non-recourse debt of joint ventures issued	81	29	87	46
Reduction of non-recourse debt of joint ventures	(3)	(32)	(12)	(48)
Partnership units of joint ventures issued	88	—	88	—
Common shares issued	—	2	—	18

Net cash (used in)/provided by financing activities	(89)	(16)	(280)	62

Increase in Cash and Short-Term Investments	596	206	638	234
Cash and Short-Term Investments
Beginning of period	379	240	337	212

Cash and Short-Term Investments
End of period	975	446	975	446

Supplementary Cash Flow Information
Income taxes paid	91	69	252	124
Interest paid	221	238	393	428

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheet

	June 30, 2004	December 31, 2003
	(unaudited)
	(millions of dollars)
ASSETS
Current Assets
Cash and short-term investments	975	337
Accounts receivable	586	603
Inventories	161	165
Other	143	88

	1,865	1,193
Long-Term Investments	827	733
Plant, Property and Equipment	17,005	17,460
Other Assets	1,361	1,164

	21,058	20,550

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable	66	367
Accounts payable	985	1,069
Accrued interest	215	208
Current portion of long-term debt	597	550
Current portion of non-recourse debt of joint ventures	25	19

	1,888	2,213
Deferred Amounts	540	475
Long-Term Debt	9,807	9,465
Future Income Taxes	436	427
Non-Recourse Debt of Joint Ventures	853	761
Junior Subordinated Debentures	20	22

	13,544	13,363

Non-Controlling Interests	81	82

Shareholders' Equity
Preferred securities	671	672
Preferred shares	389	389
Common shares	4,632	4,632
Contributed surplus	269	267
Retained earnings	1,505	1,185
Foreign exchange adjustment	(33)	(40)

	7,433	7,105

	21,058	20,550

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Retained Earnings

	Six months ended June 30
	2004	2003
	(unaudited) (millions of dollars)
Balance at beginning of period	1,185	854
Net income	629	439
Preferred securities charges	(16)	(18)
Preferred share dividends	(11)	(11)
Common share dividends	(282)	(259)

	1,505	1,005

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.     Significant Accounting Policies

        The consolidated financial statements of TransCanada PipeLines Limited (TCPL or the company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TCPL's annual financial statements for the year ended December 31, 2003 except as stated below. These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TCPL's 2003 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period's presentation.

        Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's significant accounting policies.

2.     Accounting Changes

Asset Retirement Obligations

        Effective January 1, 2004, the company adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) Handbook Section "Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with asset retirement costs. This section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. This accounting change was applied retroactively with restatement of prior periods.

        The plant, property and equipment of the regulated natural gas transmission operations consist primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes it is reasonable to assume that all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

        The impact of this accounting change resulted in an increase of $2 million in the estimated fair value of the liability for TCPL's Other Gas Transmission assets as at January 1, 2003 and December 31, 2003. The estimated fair value of this liability as at June 30, 2004 was $11 million.

        The plant, property and equipment in the Power business consists primarily of power plants in Canada and the United States. The impact of this accounting change resulted in an increase of $6 million and $7 million in the estimated fair value of the liability for the power plants and associated assets as at January 1, 2003 and December 31, 2003, respectively. The asset retirement cost, net of accumulated depreciation that would have been recorded if the cost had been recorded in the period in which it arose, is recorded as an additional cost of the assets as at January 1, 2003. The estimated fair value of the liability as at June 30, 2004 was $23 million. The company has no legal liability for asset retirement obligations with respect to its investment in Bruce Power and the Sundance A and B power purchase arrangements.

        The impact of this change on TCPL's net income in prior periods was nil while the impact of this change in the three and six months ended June 30, 2004 was $1 million.

Hedging Relationships

        Effective January 1, 2004, the company adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. In accordance with the provisions of this new guideline, TCPL has recorded all derivatives on the Consolidated Balance Sheet at fair value.

        This new guideline was applied prospectively and resulted in an increase in net income of $4 million and $2 million for the three and six months ended June 30, 2004, respectively. The significant impact of the accounting change on the Consolidated Balance Sheet as at January 1, 2004 is as follows.

Increase/(Decrease)
(unaudited — millions of dollars)
Current Assets
Other	8
Other Assets	123

Total Assets	131

Current Liabilities
Accounts Payable	8
Deferred Amounts	132
Long-Term Debt	(7)
Future Income Taxes	(1)

Total Liabilities	132

Generally Accepted Accounting Principles

        Effective January 1, 2004, the company adopted the new standard of the CICA Handbook Section "Generally Accepted Accounting Principles" that defines primary sources of GAAP and the other sources that need to be considered in the application of GAAP. The new standard eliminates the ability to rely on industry practice to support a particular accounting policy.

        This accounting change was applied prospectively and there was no impact on net income in the three and six months ended June 30, 2004. In prior periods, in accordance with industry practice, certain assets and liabilities related to the company's regulated activities, and offsetting deferral accounts, were not recognized on the balance sheet. The impact of the change on the consolidated balance sheet as at January 1, 2004 is as follows.

Increase/(Decrease)
(unaudited — millions of dollars)
Other Assets	153

Deferred Amounts	80
Long-Term Debt	76
Preferred Securities	(3)

Total Liabilities	153

3.     Segmented Information

	Three months ended June 30
	Gas Transmission		Power		Corporate		Total
	2004	2003	2004	2003	2004	2003	2004	2003
	(unaudited — millions of dollars)
Revenues	948	944	308	367	—	—	1,256	1,311
Cost of sales	—	—	(152)	(189)	—	—	(152)	(189)
Other costs and expenses	(298)	(301)	(101)	(79)	(1)	(2)	(400)	(382)
Depreciation	(215)	(195)	(17)	(22)	—	—	(232)	(217)

Operating income/(loss)	435	448	38	77	(1)	(2)	472	523
Financial and preferred equity charges and non-controlling interests	(189)	(194)	(2)	(3)	(21)	(22)	(212)	(219)
Financial charges of joint ventures	(15)	(22)	(1)	(1)	—	—	(16)	(23)
Equity income	11	10	48	16	—	—	59	26
Interest and other income	9	3	1	4	7	15	17	22
Gains related to Power LP	—	—	197	—	—	—	197	—
Income taxes	(105)	(101)	(32)	(30)	8	4	(129)	(127)

Net Income Applicable to Common Shares	146	144	249	63	(7)	(5)	388	202

	Six months ended June 30
	Gas Transmission		Power		Corporate		Total
	2004	2003	2004	2003	2004	2003	2004	2003
	(unaudited — millions of dollars)
Revenues	1,897	1,904	592	743	—	—	2,489	2,647
Cost of sales	—	—	(279)	(369)	—	—	(279)	(369)
Other costs and expenses	(583)	(605)	(188)	(200)	(3)	(4)	(774)	(809)
Depreciation	(427)	(389)	(37)	(43)	—	—	(464)	(432)

Operating income/(loss)	887	910	88	131	(3)	(4)	972	1,037
Financial and preferred equity charges and non-controlling interests	(381)	(390)	(4)	(5)	(42)	(43)	(427)	(438)
Financial charges of joint ventures	(29)	(44)	(1)	(1)	—	—	(30)	(45)
Equity income	21	30	96	54	—	—	117	84
Interest and other income	12	8	5	8	15	19	32	35
Gains related to Power LP	—	—	197	—	—	—	197	—
Income taxes	(215)	(212)	(67)	(61)	23	10	(259)	(263)

Net Income Applicable to Common Shares	295	302	314	126	(7)	(18)	602	410

Total Assets

	June 30, 2004	December 31, 2003
	(unaudited)
	(millions of dollars)
Gas Transmission	16,814	16,974
Power	2,602	2,753
Corporate	1,637	812

Continuing Operations	21,053	20,539
Discontinued Operations	5	11

	21,058	20,550

4.     Risk Management and Financial Instruments

        The following represents the material changes to the company's risk management and financial instruments since December 31, 2003 and reflects the impacts of the hedge accounting changes adopted prospectively, effective January 1, 2004, as further discussed under Note 2, Accounting Changes — Hedging Relationships.

Foreign Exchange and Interest Rate Management Activity

        The company manages certain foreign exchange risks of U.S. dollar debt and interest rate exposures of the Alberta System, the Canadian Mainline and the Foothills System through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to eight years. Certain of the realized gains and losses on interest rate derivatives are shared with shippers on predetermined terms.

Asset/(Liability)

	June 30, 2004		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(unaudited)
	(millions of dollars)
Foreign Exchange
Cross-currency swaps	(12)	(12)	(26)	(26)
Interest Rate
Interest rate swaps
Canadian dollars	18	18	2	15
U.S. dollars	7	7	—	8

        At June 30, 2004, the principal amounts of cross-currency swaps was US$282 million (December 31, 2003 — US$282 million). Notional principal amounts for interest rate swaps were $669 million (December 31, 2003 — $964 million) and US$100 million (December 31, 2003 — US$100 million).

        The company manages the foreign exchange risk and interest rate exposures of its other U.S. dollar debt through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to nine years. The fair values of the interest rate derivatives are shown in the table below.

Asset/(Liability)

	June 30, 2004		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(unaudited)
	(millions of dollars)
Interest Rate
Interest rate swaps
Canadian dollars	(6)	(6)	1	(3)
U.S. dollars	28	28	2	37
Forward Foreign Exchange Contracts
U.S. dollars	(2)	(2)	—	1

        At June 30, 2004, the notional principal amount for interest rate swaps was $200 million (December 31, 2003 — $150 million) and US$550 million (December 31, 2003 — US$500 million). The principal amount of forward foreign exchange contracts was US$200 million (December 31, 2003 — US$19 million).

5.     Power LP

        On April 30, 2004, TCPL sold the ManChief and Curtis Palmer power facilities for US$402.6 million, before closing adjustments, to TransCanada Power, L.P. (Power LP) and recognized a gain of $15 million after tax. Power LP funded the purchase through an issue of 8.1 million subscription receipts, which closed April 15, 2004, and third party debt. As part of the subscription receipts offering, TCPL purchased 540,000 subscription receipts for an aggregate purchase price of approximately $20 million. The subscription receipts were subsequently converted into partnership units. The net impact of this issue reduced TCPL's ownership interest in Power LP from 35.6 per cent to 30.6 per cent.

        At a special meeting held on April 29, 2004, Power LP's unitholders approved an amendment to the terms of the Power LP Partnership Agreement to remove Power LP's obligation to redeem all units not owned by TCPL at June 30, 2017. TCPL was required to fund this redemption, thus the removal of Power LP's obligation eliminates this requirement. The removal of the obligation and the reduction in TCPL's ownership interest in Power LP resulted in a gain of $172 million. This amount primarily reflects the recognition of unamortized gains on previous Power LP transactions.

6.     Employee Future Benefits

        The net benefit plan expense for the company's defined benefit pension plans and other post-employment benefit plans for the three and six months ended June 30 is as follows.

	Three months ended June 30
	Pension Benefit Plans		Other Benefit Plans
	2004	2003	2004	2003
	(unaudited — millions of dollars)
Current service cost	7	7	1	1
Interest cost	14	13	2	2
Expected return on plan assets	(13)	(13)	—	—
Amortization of net actuarial loss	3	2	—	—

Net benefit cost recognized	11	9	3	3

	Six months ended June 30
	Pension Benefit Plans		Other Benefit Plans
	2004	2003	2004	2003
	(unaudited — millions of dollars)
Current service cost	14	13	1	1
Interest cost	28	26	3	3
Expected return on plan assets	(27)	(26)	—	—
Amortization of transitional obligation related to regulated business	—	—	1	1
Amortization of net actuarial loss	6	4	1	1
Amortization of past service cost	1	1	—	—

Net benefit cost recognized	22	18	6	6

7.     Acquisition of Gas Transmission Northwest Corporation

        On February 24, 2004, TCPL announced an agreement to acquire Gas Transmission Northwest Corporation (GTN) from National Energy & Gas Transmission Inc. (NEGT) for approximately US$1.7 billion, including US$0.5 billion of assumed debt and subject to closing adjustments. GTN is a natural gas pipeline company that owns and operates two pipeline systems. TCPL has satisfied its pre-closing conditions under the purchase agreement and is awaiting the implementation of NEGT's plan of reorganization, which is the only remaining material closing condition in the transaction. The purchase is expected to close late in third quarter or early in fourth quarter of this year.

TCPL welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Debbie Stein at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Hejdi Feick/Kurt Kadatz at (403) 920-7859

Visit TCPL's Internet site at: http://www.transcanada.com

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  Exhibit 13.2
Forward-Looking Information
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)